Sheet1

				FINAL Proxy Results - ML Intermediate Gov't Bond
Meeting Date: 11/21/2000

Record date: October 6, 2000
As of 11/21/00

				Units Voted			Percentage of Total Outstanding Units				Percentage of Units Voted
	Shares Needed	Outstanding	Votes Needed							Votes Received
Fund	To Pass	Shares	67%	For	Against	Abstain	For	Against	Abstain	over 67%	For	Against	Abstain

1. To approve an Agreement and Plan of Reorganizationn between the Intermediate Gov't Bond and ML Short Term U.S. Government fund	-2,526,580	8,101,573	5,428,054	7,954,634	47,626	40,896	98.19%	0.59%	0.50%	-31.19%	98.90%	0.59%	0.51%

Last Updated on 06/21/2001
By MLMAG